                              IN HOME HEALTH, INC.
                         601 CARLSON PARKWAY, SUITE 500
                          MINNETONKA, MINNESOTA 55305

                            ------------------------

                             INFORMATION STATEMENT

                             ---------------------

                           PURSUANT TO SECTION 14f(1)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

    This Information Statement is being furnished to shareholders of In Home Health, Inc., a Minnesota corporation (the "Company"), as required by
Section 14f(1) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a change in the majority of the Board of Directors of the Company.

    On May 31, 2000, the Company received a demand from ManorCare Health Services, Inc. (which, together with its parent corporation, Manor Care, Inc., is referred to as "Manor Care") that the Company call a special meeting of shareholders. The purposes specified by Manor Care for the special meeting were to vote on proposals by Manor Care to: (i) remove all members of the Board of Directors of the Company other than C. Michael Ford and Eugene Terry (which proposal, if adopted, would have resulted in the removal from the Board of Steven M. Jessup, James J. Lynn, and Judith I. Storfjell); (ii) fix the size of the Board of Directors at six; and (iii) elect to the Board four persons,
M. Keith Weikel, Geoffrey C. Meyers, Rodney A. Hildebrant, and Steven
M. Cavanaugh, who are officers of Manor Care. On June 16, 2000, the Company filed with the United States Securities and Exchange Commission ("SEC") preliminary proxy materials relating to Manor Care's demand for the special meeting.

    On June 29 and June 30, 2000, Manor Care filed with the SEC amendments to Manor Care's Schedule 13D stating that on June 28 and June 29, 2000, Manor Care purchased from three stockholders in privately negotiated transactions (and obtained from the sellers irrevocable proxies to vote) a total of 1,146,735 additional shares of Common Stock of the Company, par value $.03 per share (the "Common Stock"). This increased Manor Care's holdings of Common Stock to a total of 3,396,735 shares, or 61.4% of the outstanding shares of Common Stock.

    On July 10, 2000, the Company received a letter from Manor Care advising the Company of Manor Care's intention to negotiate a business combination with the Company in which the Company's shareholders would receive $3.375 in cash for each share of Common Stock, and the Company would be acquired by Manor Care. The Board has created a special committee consisting of C. Michael Ford and Eugene Terry to evaluate the proposal and conduct negotiations with Manor Care with the assistance of the Company's investment banker.

    In light of these additional purchases by Manor Care, which made it the Company's majority shareholder, Mr. Jessup, Dr. Lynn, and Dr. Storfjell advised the Board that because Manor Care had the votes to elect the Board it wanted, they did not want to needlessly cause the Company to incur the expense of holding the special meeting demanded by Manor Care, and therefore they were resigning from the Board effective July 7, 2000. The remaining members of the Board, Mr. Ford and Mr. Terry, elected M. Keith Weikel and Geoffrey G. Meyers (two of the Manor Care nominees) to the Board on July 7, 2000 to fill two of the vacancies created by the resignations. This resulted in Manor Care withdrawing its demand for the special meeting on July 10, 2000.

    The Board intends to elect Rodney A. Hildebrandt and Steven M. Cavanaugh (the other two Manor Care nominees) not less than ten days after the mailing of this Information Statement. The Company commenced delivery of this Information Statement to shareholders on or about July 20, 2000.


THIS STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO PROXIES ARE BEING SOUGHT AND SHAREHOLDERS ARE NOT BEING ASKED TO TAKE ANY ACTION IN CONNECTION WITH THE TRANSACTIONS DESCRIBED IN THIS INFORMATION STATEMENT.

                               SHARES OUTSTANDING

    At the close of business on June 26, 2000, the Company had outstanding 5,534,224 shares of Common Stock, and 200,000 shares of Series A Preferred Stock, par value $1.00 per share (the "Preferred Stock"), convertible into 3,333,334 shares of Common Stock. All of the Preferred Stock is owned by Manor Care, and the current conversion price is $6.00 per share. Each share of Common Stock is entitled to one vote. The Company's articles of incorporation exclude cumulative voting. Pursuant to an agreement between the Company and Manor Care, each share of Preferred Stock is entitled to 17 votes per share only with respect to a proposal to (i) wind up, dissolve, or liquidate the Company or revoke or forfeit its charter, (ii) amend the Company's articles of incorporation, (iii) merge or consolidate or enter into an exchange agreement with another corporation, or (iv) sell, lease, transfer, or otherwise dispose of all or substantially all of the Company's assets not in the usual and regular course of business.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table presents information provided to the Company as to the beneficial ownership of Common Stock as of July 1, 2000 by persons known to the Company to hold 5% or more of such stock and by all current directors, proposed directors, the Named Executive Officers from the table on page 6, and all current directors and executive officers as a group. All shares represent sole voting and investment power, unless indicated to the contrary.

NAME AND ADDRESS OF BENEFICIAL OWNER                           AMOUNT         PERCENT OF CLASS
------------------------------------                          ---------       ----------------
ManorCare Health Services, Inc. ............................  6,730,069(1)          75.9%
  333 N. Summit Street
  Toledo, Ohio 43699-0866

Robert J. Hoffman, Jr. (Chief Financial Officer) ...........     50,500(2)             *
  601 Carlson Parkway, Suite 500
  Minnetonka Minnesota 55305

Eugene Terry (Director) ....................................          0                *
  17759 Lake Estates Drive
  Boca Raton, Florida 33496

C. Michael Ford, Chairman (Director) .......................     16,671                *
  601 Carlson Parkway, Suite 500
  Minnetonka, Minnesota 55305

NAME AND ADDRESS OF BENEFICIAL OWNER                           AMOUNT         PERCENT OF CLASS
------------------------------------                          ---------       ----------------
M. Keith Weikel (Director)(3) ..............................          0                *
  333 North Summit Street
  Toledo, Ohio 43604

Geoffrey C. Meyers (Director)(3) ...........................          0                *
  333 North Summit Street
  Toledo, Ohio 43604

Rodney A. Hildebrant (Proposed Director)(3) ................          0                *
  333 North Summit Street
  Toledo, Ohio 43604

Steven M. Cavanaugh (Proposed Director)(3) .................          0                *
  333 North Summit Street
  Toledo, Ohio 43604

Wolfgang von Maack (CEO from May 1997 to February 15,            13,000
  2000).....................................................

All Current Officers and Directors as a Group (7 persons)...     67,171(4)             *

------------------------

 *  Less than one percent.

(1) Manor Care owns 3,396,735 shares of Common Stock and 200,000 shares of Preferred Stock, which are convertible into 3,333,334 shares of Common Stock. Pursuant to an agreement between Manor Care and the Company, the Preferred Stock can be voted only on proposals involving (i) the wind-up, dissolution or liquidation of the Company or revocation or forfeiture of the Company's charter; (ii) amendments to the Company's articles of incorporation; (iii) mergers, consolidations, or exchange agreements with other companies; or (iv) sales, leases, transfers, or dispositions of all or substantially all of the Company's assets not in the usual and ordinary course of business.

(2) Includes options to purchase 50,000 shares of Common Stock which may be exercised within 60 days of July 7, 2000.

(3) Mr. Weikel is Senior Executive Vice President, Chief Operating Officer and Director of Manor Care. Mr. Myers is Executive Vice President, Chief Financial Officer and Treasurer of Manor Care. Mr. Hildebrandt and
    Mr. Cavanaugh are senior executives of affiliates of Manor Care.

(4) Includes options to purchase 50,000 shares of Common Stock which may be exercised within 60 days of July 7, 2000.

              DIRECTORS, DIRECTOR NOMINEES, AND EXECUTIVE OFFICERS

    The name, age, occupation, and other information of the current members of the Board of Directors and the persons proposed to be elected to the Board of Directors is listed below, based upon information furnished to the Company by these individuals.

NAME AND AGE                           OCCUPATION                                        DIRECTOR SINCE
------------                           ----------                                        --------------
Clyde Michael Ford (61)..............  Owner and Chairman of the Board of Montpelier          1998
                                         Corporation

Eugene Terry (61)....................  Principal of TC Solutions                              1999

M. Keith Weikel (62).................  Senior Executive Vice President, Chief Operating       2000
                                         Officer and director of Manor Care, Inc.

Geoffrey G. Meyers (56)..............  Executive Vice President, Chief Financial              2000
                                       Officer and Treasurer of Manor Care, Inc.

Rodney A. Hildebrandt (44)...........  President of HCR Home Health Care and Hospice,           --
                                         Inc. and Heartland Home Care, Inc.

Steven M. Cavanaugh (30).............  Vice President of Manor Care, Inc.                       --

BUSINESS EXPERIENCE; DIRECTORSHIPS OF CURRENT DIRECTORS

    Mr. Ford has been a director of the Company since November 1998. He has been the owner and Chairman of the Board of Montpelier Corporation since
October 1990. He has been a director of Krug International Corporation since October 1999. He served as Vice President, Development of Columbia/ HCA Healthcare Corporation from September 1994 to September 1997. He was Vice President of Marketing for Meditrust from October 1993 to September 1994.

    Mr. Terry has been a director of the Company since September 1999. He has been a principal of TC Solutions, a consulting venture capital firm, since 1997. He has served as a director of Windsor Capital since 1998, Vice Chairman and director of Proxymed, a publicly-traded healthcare e-commerce firm, since 1994 and a director of Ivonyx, a privately held infusion company, since 1989.

    Mr. Weikel has been a director of the Company since July 7, 2000. He has been Senior Executive Vice President and Chief Operating Officer of Manor
Care, Inc. since August 1991, and a member of its Board of Directors since 1992.

    Mr. Meyers has been a director of the Company since July 7, 2000. He has been Executive Vice President, Chief Financial Officer and Treasurer of Manor Care, Inc. since August 1991.

    Mr. Hildebrandt is proposed to be appointed as a director of the Company. He has been President of HCR Home Health Care and Hospice, Inc. and Heartland Home Care, Inc., both of which are subsidiaries of Manor Care, Inc., since 1994.

    Mr. Cavanaugh is proposed to be appointed as a director of the Company.
Mr. Cavanaugh has been Vice President of Manor Care, Inc. since February 2000. Prior to that, he was Assistant Vice President of Health Care and Retirement Corporation of America from 1998 to February 2000. Prior to that, he was Manager of Corporate Development of Health Care and Retirement Corporation from 1994 to 1998.

EXECUTIVE OFFICERS

    Wolfgang von Maack served as President and Chief Executive Officer of the Company from May 1997 to February 15, 2000. He was Senior Vice President, Healthcare Services, of ManorCare Health Services, Inc. from June 1990 to December 1998 and was Vice President, Operations, of ManorCare Health Services, Inc. from March 1988 to June 1990.

    Following Mr. von Maack's resignation in February 2000, certain of the Company's directors served as interim officers or in various consulting capacities during the Company's search for a new chief executive. Mr. Ford served as Interim CEO from February 15, 2000 to June 28, 2000, and from July 7 to the present. For the period from February 15, 2000 until May 31, 2000, Mr. Ford received compensation of $20,000 per month for his services of which $10,000 was payable in common stock. Beginning June 1, 2000, Mr. Ford is being paid on an hourly basis at $200 per hour, less any Board meeting fees earned. For the month of June 2000, Mr. Ford earned approximately $13,000 for his duties as Interim Chief Executive Officer.

    Dr. Storfjell served as Interim Chief Operating Officer from May 22, 2000 to July 7, 2000, and served as Interim Chief Executive Officer from June 28, 2000 until July 7, 2000. For her role as Interim Chief Operating Officer and for consulting services for the period from February 15, 2000 until May 28, 2000, Dr. Storfjell received $83,892. For her services as Interim Chief Executive Officer, Dr. Storfjell received $24,000.

    Mr. Hoffman has served as Corporate Secretary and Acting Chief Financial Officer since June 1998, as Chief Financial Officer since February 1999, and as Treasurer of the Company since June 1999. He was employed by Manor Care Inc. from 1982 through 1998 in a variety of positions including Director of Internal Audit, Controller of Rehab Services Division, Director of Financial Analysis, and Director of SEC Compliance/Lodging Accounting. He previously served as Assistant Controller for Makro Self Service Corporation from 1981 to 1982.

                                 SECTION 16(a)
                   BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. These insiders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4, and 5.

    To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended September 30, 1999, all
Section 16(a) filing requirements applicable to its insiders were complied with, except Robert Hoffman reported, in October 1999, a grant of 50,000 stock options in June 1999, and Wolfgang von Maack reported, in October 1999, a grant of 180,000 stock options in June 1999.

                             EXECUTIVE COMPENSATION

    The following table shows, for the fiscal years ended September 30, 1999, 1998 and 1997, the cash compensation paid by the Company, as well as certain other compensation paid or accrued during those years, to Wolfgang von Maack, the Company's Chief Executive Officer for the period shown, and to the other most highly compensated executive officers whose cash compensation exceeded $100,000 during fiscal 1999 ("Named Executive Officers") in all capacities in which they served. Certain columns prescribed by the SEC regulations have not been included in this table because the information called for therein is not applicable to the Company or the named Executive Officers for the periods indicated.

                           SUMMARY COMPENSATION TABLE

                                                                                                  LONG TERM
                                                                ANNUAL COMPENSATION              COMPENSATION
                                                     -----------------------------------------   ------------
                                                                                OTHER ANNUAL     STOCK OPTION
NAME AND PRINCIPAL POSITION                 YEAR     SALARY($)      BONUS($)   COMPENSATION($)    SHARES(#)
---------------------------               --------   ---------      --------   ---------------   ------------
Wolfgang von Maack(1) ..................    1999      246,668(2)    195,000         10,220          180,000
  Chief Executive Officer                   1998      196,674(2)         --          7,650           50,000
                                            1997       61,500(2)         --          6,336               --

Robert J. Hoffman, Jr.(3) ..............    1999      122,205(4)     41,300         25,947(5)        50,000
  Chief Financial Officer, Treasurer and    1998       34,035(4)         --             --               --
  Corporate Secretary

------------------------

(1) Wolfgang von Maack was named acting Chief Executive Officer on May 15, 1997. He was named President and Chief Executive Officer and was elected as a director of the Company on June 6, 1997 and was elected Chairman of the Board on November 17, 1998. Mr. von Maack resigned as President and Chief Executive Officer of the Company effective February 15, 2000 and resigned as Chairman of the Board effective February 23, 2000. He continued to serve as a Director until his resignation from the Board effective May 31, 2000.

(2) Amount reflects 75% ($46,668) of Mr. von Maack's Manor Care salary, which was reimbursed by the Company under the Administrative Services Agreement for the period from October 1 through December 31, 1998; 75% ($75,000) of Mr. von Maack's salary from January 1 through April 30, 1999 (25% of this salary for this period was paid by Manor Care for management services provided) and 100% ($125,000) of his salary paid by the Company from May 1 through September 30, 1999. See "Certain Transactions."

(3) Robert J. Hoffman, Jr. was named Corporate Secretary and Acting Chief Financial Officer on June 22, 1998. He became an employee on January 1, 1999 and was elected Chief Financial Officer on February 24, 1999 and Treasurer on June 8, 1999.

(4) Consists of $33,705 of Mr. Hoffman's Manor Care salary from October 1 through December 31, 1998, which was reimbursed by the Company and $88,500 of his salary paid by the Company beginning January 1, 1999 when
    Mr. Hoffman became an employee of the Company.

(5) Consists of $17,700 of relocation expense reimbursement, $6,968 of medical, life and disability insurance paid by the Company, and $1,329 of 401(k) matching contribution by the Company.

STOCK OPTIONS

    The following table contains information concerning the grant of stock options under the Company's 1995 Stock Option Plan to the Named Executive Officers during the last fiscal year (the fiscal year ended September 30, 1999):

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                        POTENTIAL REALIZABLE
                                      INDIVIDUAL GRANTS                                   VALUE AT ASSUMED
                                 ---------------------------                               ANNUAL RATES OF
                                 NUMBER OF      % OF TOTAL                                   STOCK PRICE
                                 SECURITIES      OPTIONS                                  APPRECIATION FOR
                                 UNDERLYING     GRANTED TO     EXERCISE                    OPTION TERM(1)
                                  OPTIONS       EMPLOYEES        PRICE     EXPIRATION   ---------------------
NAME                              GRANTED     IN FISCAL YEAR   PER SHARE      DATE        5%(2)      10%(3)
----                             ----------   --------------   ---------   ----------   ---------   ---------
Wolfgang von Maack.............   180,000(4)       41.71%        1.75        6/8/09     $198,099    $502,027

Robert J. Hoffman, Jr..........    50,000          11.59%        1.75        6/8/09     $ 55,027    $139,452

------------------------

(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the SEC and therefore are not intended to forecast future possible appreciation, if any, of the Company's stock price.

(2) A 5% per year appreciation in stock price from $1.75 per share yields $2.85 on the expiration date.

(3) A 10% per year appreciation in stock price from $1.75 per share yields $4.54 on the expiration date.

(4) 100,000 options were granted subject to shareholder approval at the Annual Meeting of Shareholders in February 2000 (the "Annual Meeting") of an amendment to the 1995 Stock Option Plan to increase the number of shares available under this stock option plan. The amendment to increase the number of shares available for grant was not approved by the shareholders at the Annual Meeting, and the grant of these 100,000 options was subsequently revoked. As Mr. von Maack has resigned effective February 15, 2000, all unexercised options were canceled on or about May 15, 2000, three months after termination.

OPTION EXERCISES AND HOLDINGS

    The following table sets forth information with respect to the Named Executive Officers, concerning the exercise of options to purchase Common Stock during the last fiscal year and unexercised options held as of the end of the last fiscal year:

     OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                         NUMBER OF
                                                                   SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                                  UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                                                      FISCAL YEAR-END             FISCAL YEAR-END(1)
                                SHARES ACQUIRED      VALUE      ---------------------------   ---------------------------
NAME                              ON EXERCISE     REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                            ---------------   -----------   -----------   -------------   -----------   -------------
Wolfgang von Maack............         0               0           10,000        220,000           $0          $67,500

Robert J. Hoffman, Jr.........         0               0                0         50,000           $0          $18,750

------------------------

(1) Based on the fiscal year ended September 30, 1999 closing price of the Common Stock of $2.125 per share.

                             EMPLOYMENT AGREEMENTS

    The Company entered into an employment agreement with Robert J. Hoffman, Jr. on December 31, 1998. This agreement was supplemented by a Severance Agreement dated June 30, 2000 (collectively these agreements are referred to herein as the "Agreement"). The term of the Agreement is January 1, 1999 through December 31, 2001. Pursuant to the Agreement, the Company employs Mr. Hoffman as Chief Financial Officer, at a base salary of $118,000 per annum. Mr. Hoffman is eligible to earn annual bonuses up to a maximum of 35% of his base salary and is entitled to participate in the Company's benefit plans or programs accorded other employees at the Company's headquarters. The Agreement provides that Mr. Hoffman be reimbursed for up to $17,700 in relocation expenses.

    In the event that Mr. Hoffman is terminated without cause, Mr. Hoffman will be entitled to severance of 18 months base salary, the ratable portion of his bonus, reasonable moving expenses and an amount equal to 7% of the appraised value of his residence. In the event of corporate relocation, if Mr. Hoffman is offered the option to continue employment contingent upon relocation from Minnesota, he may opt to terminate employment and receive six months base salary plus the ratable portion of his maximum bonus potential and reasonable moving expenses.

    Based upon the events described in this Information Statement, a change in control of the Company has occurred under the Agreement. Consequently, Mr. Hoffman's options to purchase 50,000 shares of Common Stock at $1.75 per share have completely vested, and he is entitled to a cash payment equal to the difference, if any, between the fair market value of the Common Stock underlying the options and the exercise price of the options on the date of exercise. Based upon a closing price of $3.1875 per share on July 14, 2000, Mr. Hoffman is entitled to approximately $71,875. If this change in control results in Mr. Hoffman being terminated, Mr. Hoffman would be entitled to 18 months base salary, the ratable portion of his maximum bonus potential, reasonable moving expenses, and an amount equal to 7% of the appraised value of his residence.

                         COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During fiscal 1999, Wolfgang von Maack, Clyde Michael Ford, and Judith I. Storfjell served as members of the Company's Compensation Committee. Mr. von Maack was the President and Chief Executive Officer of the Company until February 15, 2000. Mr. von Maack was an officer of Manor Care until January 1, 1999, when he terminated his relationship with Manor Care and became an employee of the Company. Mr. von Maack served as committee chairman during fiscal 1999.

BOARD COMPENSATION COMMITTEE REPORT

    Decisions on compensation of the Company's executives for fiscal 1999 were made by the Compensation Committee of the Board, which consisted during fiscal 1999 of Mr. von Maack, Dr. Storfjell, and Mr. Ford. All decisions by the Compensation Committee for fiscal 1999 were reviewed by the full Board. This report describes the Compensation Committee's policies for fiscal 1999 as they affected Mr. von Maack and Mr. Hoffman (collectively, the "Senior Executives") who were the Company's most highly paid officers in fiscal 1999.

CASH COMPENSATION POLICIES FOR SENIOR EXECUTIVES

    The Compensation Committee's executive compensation policies are designed to provide competitive levels of compensation, integrate pay with the Company's annual and long-term performance goals, reward above-average corporate performance, recognize individual initiative and achievements, and assist the Company in attracting and retaining qualified executives. The overall cash compensation of Senior Executives is intended to be consistent with other publicly held companies in the health care industry that were selected as comparable because of comparable revenue and focus on providing health care services in the home.

    Mr. von Maack's compensation is described below. The compensation for Mr. Hoffman was approved by the Compensation Committee as set forth in the employment agreement approved June 8, 1999. Mr. Hoffman's employment agreement specifies a base salary and a maximum bonus opportunity, equal to 35% of base salary. The bonus that each Senior Executive could earn for the fiscal year was determined by comparing the Company's actual net income before taxes with the Company's forecast for the fiscal year.

FISCAL 1999 STOCK OPTION GRANTS

    For fiscal 1999, the Compensation Committee awarded stock options to Senior Executives. Stock options are intended to focus the Senior Executives on long-term Company performance to improve shareholder value and provide a significant earning potential to the Senior Executives. In order to direct the Senior Executives toward steady growth and to retain their services, incentive stock options vest over a five-year period. The number of options granted to each Senior Executive depends on the level and degree of responsibility of the individual's position.

OTHER COMPENSATION PLANS

    The Senior Executives have been permitted to participate in certain broad-based employee benefit plans adopted by the Company, as well as executive officer retirement, life and health insurance plans. Other than the Company's Employee Stock Purchase Plan, which allows the Company's employees to purchase shares of the Company's Common Stock through payroll deductions at a purchase price of 85% of the fair market value of the shares on either the first day or the last day, whichever is lower, of the applicable period of the Plan, benefits under these plans are not directly or indirectly tied to Company performance.

CHIEF EXECUTIVE OFFICER'S FISCAL 1999 COMPENSATION

    Through December 31, 1998, Mr. von Maack was a Senior Vice President of Manor Care, and his compensation was set by Manor Care. As part of the Administrative Services Agreement effective February 27, 1996 between the Company and Manor Care, the Company reimbursed Manor Care for 75% of Mr. von Maack's total compensation. Effective January 1, 1999, Mr. von Maack terminated his relationship with Manor Care and became an employee of the Company.

    Effective January 1, 1999, the Company entered into a Management Services Agreement with Manor Care. As part of the Agreement, the Company provided management services to Mesquite Hospital, a wholly owned subsidiary of Manor Care. Manor Care reimbursed the Company for 25% of Mr. von Maack's salary. Services were provided until April 30, 1999, when the agreement was terminated.

    Mr. von Maack's compensation was evaluated and approved June 8, 1999 by the Compensation Committee (excluding Mr. von Maack). It provided for an annual base salary of $300,000 and an incentive of 65% of base salary to be paid if the annual budget was achieved. As part of the approved stock option program for the fiscal year, Mr. von Maack was granted 180,000 options, 100,000 of which were subsequently revoked following failure of the shareholders to approve an amendment to the Company's 1995 Stock Option Plan. In establishing the chief executive officer's compensation, the Compensation Committee applied the principles outlined in the cash compensation policies section above in essentially the same manner as they were applied to other executives. In addition to those factors, the Committee considered the important role Mr. von Maack has played in the Company's turnaround.

SUBMITTED BY THE COMPENSATION COMMITTEE OF THE COMPANY'S BOARD OF DIRECTORS (AS CONSTITUTED DURING FISCAL 1999):

     Wolfgang von Maack             Clyde Michael Ford             Judith I. Storfjell

                               PERFORMANCE GRAPH

    The SEC requires that the Company include in this Information Statement a line-graph presentation comparing cumulative, five-year shareholder returns on an indexed basis with the S&P 500 Stock Index and either a nationally recognized industry standard or an index of peer companies selected by the Company. The Board of Directors has approved the use of the Dow Jones Industry Group Index of Health Care Providers as its peer group index. The table below compares the cumulative total return as of the end of each of the Company's last five fiscal years on $100 invested in the Common Stock of the Company, the Dow Jones Industry Group Index of Health Care Providers, and the NASDAQ Market Index, assuming the reinvestment of all dividends:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

         IN HOME HEALTH, INC.  NASDAQ MARKET INDEX  PEER GROUP INDEX
9/30/94               $100.00              $100.00           $100.00
9/30/95               $133.79              $121.41           $111.25
9/30/96                $94.59              $141.75           $122.96
9/30/97                $78.38              $192.67           $137.36
9/30/98                $25.68              $200.23           $100.96
9/30/99                $30.63              $323.92            $85.17

                                        9/30/94    9/30/95    9/30/96    9/30/97    9/30/98    9/30/99
                                        --------   --------   --------   --------   --------   --------
IN HOME HEALTH, INC...................  $100.00    $133.79    $ 94.59    $ 78.38    $ 25.68    $ 30.63
NASDAQ MARKET INDEX...................  $100.00    $121.41    $141.75    $192.67    $200.23    $323.92
PEER GROUP INDEX......................  $100.00    $111.25    $122.96    $137.36    $100.96    $ 85.17

    The performance graph above shall not be deemed incorporated by reference by any statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, and shall not otherwise be deemed filed under such Acts.

              STRUCTURE AND FUNCTIONING OF THE BOARD OF DIRECTORS

MEETINGS; REMUNERATION

    The Board met six times during fiscal 1999. Each director attended more than 75% of the meetings of the Board of Directors and the committees on which they served. Outside directors receive annual retainers of $10,000 plus meeting fees of $1,000 per meeting in person, and $500 per telephonic meeting, plus reimbursement of out-of-pocket expenses incurred in connection with attending Board meetings. Outside directors who serve as committee chairpersons receive $1,500 annually. Outside directors who serve as members of committees receive $1,000 annually. Outside director fees are payable quarterly. During fiscal 1999, the Company paid $68,000 for director fees.

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
COMMITTEES

    The Board has an Audit Committee which consisted during fiscal 1999 of Marvin Wilensky, James J. Lynn, and Clyde Michael Ford (Chairman). The Audit Committee, among other things, determines audit policies, reviews external audit reports, and reviews recommendations made by the Company's independent public accountants. During fiscal 1999 the Audit Committee met two times. As a result of the resignation of Mr. Wilensky on March 5, 1999, Dr. Lynn was nominated to serve on the Audit Committee effective July 8, 1999. Effective February 14, 2000, Mr. Terry and Mr. von Maack were nominated to serve on the Audit Committee, Mr. Terry replaced Mr. Ford as Chairman of the Audit Committee.
Dr. Lynn resigned from the Audit Committee effective June 30, 2000 and Mr. von Maack resigned from the Audit Committee on May 31, 2000. Mr. Jessup was appointed to the Audit Committee effective June 27, 2000 and resigned from the Audit Committee on July 7, 2000.

    The Board also has a Compensation Committee which consisted during fiscal 1999 of Judith I. Storfjell, C. Michael Ford, and Wolfgang von Maack (Chairman). The Compensation Committee evaluates and sets the total compensation package for key executive positions, and reviews and approves various employee incentive and benefit plans. During fiscal 1999, the Compensation Committee met one time. Effective February 14, 2000, Dr. Lynn and Mr. Terry were nominated to serve on the Compensation Committee; Mr. Ford and Mr. von Maack resigned from the Compensation Committee; and Dr. Lynn replaced Mr. von Maack as Chairman of the Compensation Committee. Dr. Lynn resigned as a member of the Compensation Committee on July 7, 2000.

    The Board also has a Nominating Committee that provides nominations for the election of the Company's directors. During fiscal 1999, the Committee consisted of Wolfgang von Maack and James J. Lynn (Chairman). The Nominating Committee met two times during fiscal 1999. Effective February 14, 2000, C. Michael Ford joined the Nominating Committee. Mr. von Maack resigned from the Nominating Committee on May 31, 2000, and Dr. Lynn resigned from the Committee on July 7, 2000. The Nominating Committee will consider nominations from shareholders provided that the Secretary of the Corporation receives written notice not later than the close of business on the tenth business day following the date of notice or public disclosure of the date of an upcoming regular or special meeting of shareholders. A shareholder making a nomination must provide:
(1) the name and address of record of the shareholder who intends to make the nomination; (2) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified; (3) the name, age, business and residential addresses, and principal occupation or employment of each nominee; (4) description of all arrangements or understandings between the shareholder and each nominee and any other person or persons pursuant to which the nomination is made; (5) such other information as would be required in a proxy statement under SEC rules; and (6) the consent of each nominee to serve as a director.

                              CERTAIN TRANSACTIONS

    Through December 31, 1998, Mr. von Maack was an executive officer of Manor Care. The Company and Manor Care entered into the Purchase Agreement as of
May 2, 1995, and the transactions contemplated thereby were consummated on October 24, 1995. The Purchase Agreement contains extensive representations, warranties, covenants, and other agreements between the Company and Manor Care which extend beyond the consummation of the transactions contemplated therein. The Purchase Agreement also contemplates that the Company and Manor Care may enter into agreements or arrangements which they deem prudent and mutually beneficial for the provision of services between them on terms that are fair to each party. As of January 1, 1999, Mr. von Maack terminated his relationship with Manor Care and became an employee of the Company. Mr. von Maack resigned as President and Chief Executive Officer of the Company effective February 15, 2000 and resigned as a member of the Board on May 31, 2000.

    Pursuant to the Purchase Agreement, the Company and Manor Care entered into a Registration Rights Agreement covering the securities purchased by Manor Care from the Company. Manor Care has the right to require the Company to use its best efforts to register for sale in an underwritten public offering under the Securities Act of 1933, at the Company's expense, all or any portion of the Common Stock acquired by Manor Care, and the Common Stock into which the Preferred Stock held by Manor Care is convertible ("Registerable Securities"). The Company will not be entitled to sell its securities in any such registration for its own account without the consent of Manor Care. In addition, if the Company at any time seeks to register under the Securities Act of 1933 for sale to the public any of its securities, the Company must include, at Manor Care's request, Manor Care's Registerable Securities in the Registration Statement, subject to underwriter cutback provisions.

    Manor Care and the Company entered into an Administrative Services Agreement effective as of February 27, 1996, pursuant to which Manor Care provided the Company certain corporate, administrative, and management services. The original term of the Agreement was retroactive to November 1, 1995 and expired on June 30, 1996. Thereafter, the term was on a quarter-to-quarter basis until terminated by either party upon 90 days prior written notice. Effective June 1, 1996, the fee payable to Manor Care under the Administrative Services Agreement was reduced to $7,000 per month. A new Administrative Services Agreement was entered into on November 15, 1997. The original term of the Agreement was retroactive to June 1997. Under the terms of the Agreement, the Company paid Manor Care a fee of $24,583 per month. This included $21,667 to pay for 75% of the Company's President and his staff and $2,916 for services rendered by Manor Care's legal, risk management, government relations, purchasing, and reimbursement departments. The agreement expired September 30, 1998 and was not renewed. Manor Care continued to provide services on a month to month basis, consisting of 75% of Mr. von Maack's salary and his staff until December 31, 1998, for $33,874 per month. On January 1, 1999 Mr. von Maack and his staff became employees of the Company.

    Effective January 1, 1999, the Company entered into a Management Services Agreement with Manor Care. As part of the Agreement the Company provided management services to Mesquite Hospital, a wholly owned subsidiary of Manor Care. Manor Care reimbursed the Company for 25% of the salaries and reimbursable expenses of Mr. von Maack and his administrative assistant. Manor Care paid fees of $36,494.14 for services provided from January 1 through April 30, 1999, when the agreement was terminated.

                      WHERE YOU CAN FIND MORE INFORMATION

    The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. The annual reports include the Company's audited financial statements. You may read and copy any reports, statements or other information that the Company files at the SEC public reference rooms which are located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center 13th Floor, New York, New York

10048. Copies of such materials are also available from the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington D.C. 20549 at prescribed rates. Copies of such materials may also be accessed through the SEC Internet site at www.sec.gov. You may also receive without charge a copy of these documents including financial statements and schedules thereto by writing to: In Home Health, Inc., 601 Carlson Parkway, Suite 500, Minnetonka, Minnesota 55305, attention: Investor Relations, or by calling the Company at (612) 449-7500.

                                          By Order of the Board of Directors

                                          [SIGNATURE]

                                          Robert J. Hoffman, Jr., Secretary